Exhibit 99
	For Release:	August 2, 2017
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS

ALLETE, Inc. reports strong second quarter 2017 earnings

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported second quarter 2017 earnings of 72 cents per share on net income of $36.9 million and operating revenue of $353.3 million. Last year’s results were 50 cents per share on net income of $24.8 million and operating revenue of $314.8 million.

“ALLETE’s businesses continue to make significant progress on key initiatives that will strategically position us for success in 2017 and beyond. On July 28, 2017, Minnesota Power submitted a resource package to the Minnesota Public Utilities Commission requesting approval for a 250 MW wind energy power purchase agreement, a 10 MW solar energy power purchase agreement and 250 MW of natural gas-fired generation and also filed a request to delay the filing deadline of its next integrated resource plan to February 2019. This resource package is the next step in Minnesota Power’s EnergyForward strategic plan. Minnesota Power and Superior Water, Light and Power’s respective rate reviews are progressing as planned and ALLETE Clean Energy is actively bidding into many renewable investment opportunities,” said ALLETE Chairman, President and CEO Al Hodnik.

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $32.4 million, an increase of $9.8 million over 2016 net income. Earnings increased primarily due to higher net income at Minnesota Power resulting from the implementation of interim retail rates at the beginning of the year, higher kilowatt-hour sales primarily due to increased sales to Minnesota Power’s industrial customers and timing of the recognition of a conservation improvement program financial incentive following Minnesota Public Utilities Commission approval in the second quarter. These increases were partially offset by higher operating and maintenance, depreciation, and interest expenses. Our equity earnings in ATC increased $0.8 million from 2016 primarily due to additional investments in ATC and period over period changes in ATC’s estimate of a refund liability related to MISO return on equity complaints.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded net income of $3.8 million and $0.6 million, respectively. Earnings at ALLETE Clean Energy increased $1.2 million, or 46 percent, from 2016. Net income in 2017 included higher operating revenue and lower operating and maintenance expense compared to the same period in 2016. Earnings from U.S. Water Services decreased $0.4 million from 2016 primarily due to increased operating expenses as a result of investments for future growth in waste treatment and water safety applications, partially offset by higher operating revenue.

Corporate and Other, which includes BNI Energy and ALLETE Properties, increased $1.5 million from 2016 primarily due to lower interest expense and lower accretion expense relating to the contingent consideration liability.

Earnings per share for the quarter was diluted by 3 cents due to additional shares of common stock outstanding as of June 30, 2017.

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through August 6, 2017 by calling (855) 859-2056, pass code 48275932. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, U.S. Water Services headquartered in St. Michael, Minn., BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016

Operating Revenue
Utility	$264.9	$234.9	$546.5	$487.2
Non-utility	88.4	79.9	172.4	161.4
Total Operating Revenue	353.3	314.8	718.9	648.6
Operating Expenses
Fuel, Purchased Power and Gas – Utility	93.1	79.0	189.7	158.9
Transmission Services – Utility	17.6	16.1	34.2	32.9
Cost of Sales – Non-utility	38.4	32.5	70.0	62.8
Operating and Maintenance	84.9	82.0	168.2	160.1
Depreciation and Amortization	50.1	48.7	100.6	96.8
Taxes Other than Income Taxes	14.2	14.3	28.6	28.1
Total Operating Expenses	298.3	272.6	591.3	539.6
Operating Income	55.0	42.2	127.6	109.0
Other Income (Expense)
Interest Expense	(16.7)	(17.4)	(33.9)	(34.3)
Equity Earnings in ATC	5.3	4.1	11.4	8.9
Other	0.6	0.6	1.2	1.6
Total Other Expense	(10.8)	(12.7)	(21.3)	(23.8)
Income Before Non-Controlling Interest and Income Taxes	44.2	29.5	106.3	85.2
Income Tax Expense	7.3	4.7	20.4	14.0
Net Income	36.9	24.8	85.9	71.2
Less: Non-Controlling Interest in Subsidiaries	—	—	—	0.5
Net Income Attributable to ALLETE	$36.9	$24.8	$85.9	$70.7
Average Shares of Common Stock
Basic	50.9	49.3	50.5	49.2
Diluted	51.1	49.5	50.7	49.3
Basic Earnings Per Share of Common Stock	$0.73	$0.50	$1.70	$1.44
Diluted Earnings Per Share of Common Stock	$0.72	$0.50	$1.69	$1.43
Dividends Per Share of Common Stock	$0.535	$0.52	$1.07	$1.04

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2017	2016		2017	2016
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$84.2	$27.5	Current Liabilities	$305.4	$399.5
Other Current Assets	262.3	267.0	Long-Term Debt	1,401.4	1,370.4
Property, Plant and Equipment - Net	3,745.6	3,741.2	Deferred Income Taxes	577.0	554.6
Regulatory Assets	324.5	330.1	Regulatory Liabilities	125.8	125.8
Investment in ATC	143.1	135.6	Defined Benefit Pension & Other	195.8	210.9
Other Investments	56.2	55.6	Other Non-Current Liabilities	309.1	322.7
Goodwill and Intangibles - Net	210.8	213.4	Shareholders’ Equity	2,017.0	1,893.0
Other Non-Current Assets	104.8	106.5
Total Assets	$4,931.5	$4,876.9	Total Liabilities and Shareholders’ Equity	$4,931.5	$4,876.9

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2017	2016	2017	2016
Millions
Regulated Operations	$32.4	$22.6	$75.9	$65.0

Energy Infrastructure and Related Services
ALLETE Clean Energy	3.8	2.6	10.5	8.7
U.S. Water Services	0.6	1.0	0.3	0.5

Corporate and Other	0.1	(1.4)	(0.8)	(3.5)
Net Income Attributable to ALLETE	$36.9	$24.8	$85.9	$70.7
Diluted Earnings Per Share	$0.72	$0.50	$1.69	$1.43

Statistical Data
Corporate
Common Stock
High	$74.59	$64.69	$74.59	$64.69
Low	$66.81	$53.47	$61.64	$48.26
Close	$71.68	$64.63	$71.68	$64.63
Book Value	$39.58	$37.51	$39.58	$37.51

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	229	237	552	566
Commercial	328	339	697	707
Municipal	181	187	396	406
Industrial	1,816	1,513	3,578	3,107
Total Retail and Municipal	2,554	2,276	5,223	4,786
Other Power Suppliers	1,004	1,185	2,045	2,315
Total Regulated Utility Kilowatt-hours Sold	3,558	3,461	7,268	7,101

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal
Residential	$25.1	$24.9	$59.8	$57.8
Commercial	32.6	31.5	68.6	64.0
Municipal	12.3	15.3	30.5	31.2
Industrial	120.8	96.6	241.3	196.5
Total Retail and Municipal	190.8	168.3	400.2	349.5
Other Power Suppliers	41.6	44.2	82.8	86.4
Other	32.5	22.4	63.5	51.3
Total Regulated Utility Revenue	$264.9	$234.9	$546.5	$487.2

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.